

July 29, 2010

Mr. Jeffrey Smith
Chief Financial Officer
PDI, Inc.
Morris Corporate Center 1, Building A
300 Interpace Parkway
Parsippany, NJ 07054

     Re: **PDI, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Form 10-Q for the Quarterly Period Ended March 31, 2010
               Form 8-K filed December 4, 2009
               Form 8-K Filed on March 4, 2010
               File No. 000-24249

Dear Mr. Smith:

We have reviewed your letter dated July 14, 2010 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2010.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 5

1.   We note in your response to prior comment 2 that you believe that you are not substantially dependent upon the agreements with Pfizer Inc. and Roche Laboratories Inc., which together generated nearly 60% of your revenues in fiscal 2009, up from approximately 42% in fiscal 2008. We further note your general statement that your contract sales force agreements "are generally short-term in duration" and are terminable by the customer upon written notice. Given the significant portion of your revenues derived from these two customers and given that the proportion of your revenues from

these customers increased significantly in fiscal 2009, we are presently unable to concur with your assertion that you are not substantially dependent on these contractual arrangements. Please provide us with a detailed analysis that is specific to the material terms of the Pfizer and Roche Laboratories agreements. In your response letter, describe the term and termination provisions of each agreement and tell us whether these contracts contain any provisions imposing minimum purchase obligations or commitments, exclusivity agreements or other requirements or restrictions on the parties. You may wish to provide us with copies of the agreements if you believe doing so will facilitate our review.

Form 8-K Filed on March 4, 2010

2.   We note your response to prior comment 7. Please confirm to us that you will refrain from including this presentation, a non-GAAP operating statement, in future filings. See Question 102.10 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453, or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

                                        Sincerely,

                                        Stephen G. Krikorian
                                        Accounting Branch Chief